UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 January 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report on Form 6-K contains the following press release:

TNT completes euro 1 billion share buy-back programme

24 January 2007

24 January 2007

TNT completes euro 1 billion share buy-back programme

Further to the share buy-back programme announced on 6 November 2006, TNT N.V. announces that:

- on 18 January 2007, it purchased 361,000 TNT N.V. ordinary shares at an average price of euro 35.4013 per share,

- on 19 January 2007, it purchased 225,000 TNT N.V. ordinary shares at an average price of euro 35.2250 per share,

- on 22 January 2007, it purchased 209,000 TNT N.V. ordinary shares at an average price of euro 35.1995 per share,

- on 23 January 2007, it purchased 32,809 TNT N.V. ordinary shares at an average price of euro 35.1530 per share,

- during the period from 6 November 2006 until and including 23 January 2007, it purchased 30,947,707 TNT N.V. ord! inary shares at an average price of euro 32.3126 per share, and

- as the total amount of the share buyback until and including January 23, 2007 therefore amounts to the announced maximum of euro 1 billion, the share buy-back programme has been completed.

TNT's issued share capital consists of 422,767,601 shares. This number includes 30,947,707 shares, repurchased as part of the buy-back programme, and one Special Share repurchased from the State, all of which TNT intends to cancel at the next shareholders' meeting. Furthermore, it includes 2,856,091 million shares held to hedge employee share schemes. This leaves 388,963,802 million shares which are entitled to dividend per 24 January 2007.

TNT N.V.

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and an operating income of € 921 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 24 January 2007